FIRST MINING FINANCE CORP.

Annual General Meeting
to be held on June 16, 2016

Notice of Annual General Meeting
and
Information Circular

April 29, 2016

FIRST MINING FINANCE CORP.
1805 - 925 WEST GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA V6C 3L2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of First Mining Finance Corp. (the “Company”) will be held at the Company’s offices, located at 1805 - 925 West Georgia Street, Vancouver, British Columbia on Thursday, June 16, 2016 at 10:00 a.m.. At the Meeting, the shareholders will receive the financial statements of the Company for the year ended December 31, 2015, together with the auditor’s report thereon, and consider resolutions to:

1.	fix the number of directors of the Company to be elected at the Meeting at five;

2.	elect directors for the ensuing year;

3.	appoint BDO Canada LLP, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.	confirm the Company’s stock option plan, as required annually by the policies of the TSX Venture Exchange; and

5.	transact such other business as may properly be put before the Meeting.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy. The Board of Directors (the “Board”) requests that all shareholders who will not be attending the Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by 10:00 a.m. (Vancouver, British Columbia time) on Tuesday, June 14, 2016 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on April 29, 2016 will be entitled to vote at the Meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 29th day of April, 2016.

ON BEHALF OF THE BOARD

(signed) “Chris Osterman”

Chris Osterman
Chief Executive Officer

FIRST MINING FINANCE CORP.
1805 - 925 WEST GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA V6C 3L2

INFORMATION CIRCULAR

(as at April 29, 2016 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management (the “Management”) of First Mining Finance Corp. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Thursday, June 16, 2016 (the “Meeting”), at the time and place set out in the accompanying notice of Meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

NOTICE AND ACCESS PROVISIONS

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Notice of Meeting, this Information Circular, financial statements and management’s discussion and analysis for the year ended December 31, 2015 (collectively, the “Meeting Materials”) to shareholders for the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Shareholders who receive a Notice and Access notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company’s Corporate Secretary, toll-free, at 1-866-529-2807. A request for printed copies which are required in advance of the Meeting should be made no later than May 20, 2016 in order to allow sufficient time for mailing.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company. A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Computershare Investor Services Inc. (“Computershare”) by 10:00 a.m. (local time in Vancouver, British Columbia) on Tuesday, June 14, 2016, or before 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or adjournment of it; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by Proxy in the form provided to shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him. If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the Management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold common shares in their own name. Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of common shares will be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those common shares will, in all likelihood, not be registered in the shareholder’s name. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such common shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote common shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of common shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted. If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

The Notice and Access notification is being provided to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder and the Company or its agent has sent the Notice and Access notification directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Company has distributed copies of the Notice and Access notification and VIF to intermediaries for distribution to NOBOs. Unless you have waived your right to receive the Notice and Access notification and VIF, intermediaries are required to deliver them to you as a NOBO of the Company and to seek your instructions on how to vote your common shares.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents. The Company will assume the costs associated with the delivery of the proxy related materials to OBOs by intermediaries.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received on the day which is at least three business days prior to the Meeting. A Beneficial Shareholder who wishes to attend the Meeting and to vote their common shares as proxyholder for the registered shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered shareholders of the Company as set forth on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare, unless specifically stated otherwise.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2015, together with the auditor’s report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company’s authorized capital consists of an unlimited number of common shares, of which 365,623,010 common shares are issued and outstanding and an unlimited number of preferred shares issuable in series, of which no preferred shares have been issued. All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at April 29, 2016, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the issued and outstanding common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. The Management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the Management will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director. Shareholders will be asked at the Meeting to pass an ordinary resolution to set the number of directors for the ensuing year at five.

Advance Notice Provisions

Pursuant to Article 14.2 of the Company’s Articles, any additional director nominations for an annual general meeting must be received by the Company, not less than 30 nor more than 65 days prior to the date of the meeting. Unless nominations are received in accordance with the Articles of the Company by May 16, 2016, being the date which is 30 days prior to the Meeting, Management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation during the past five years	Served as director of the Company since	Number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present(1)
Keith Neumeyer (2)(3)(4) Zug, Switzerland Chairman Principal Occupation: President and Chief Executive Officer of First Majestic Silver Corp.	President and Chief Executive Officer of First Majestic Silver Corp. since 2002.	March 30, 2015	9,925,000
Chris Osterman Arizona, United States Chief Executive Officer and Director Principal Occupation: Chief Executive Officer of the Company	Chief Executive Officer of the Company since March 30, 2015; President of KCP Minerals Inc. (formerly Sundance Minerals Ltd.) from April 25, 2007 to December 31, 2014; CEO of KCP Minerals Inc. (formerly Sundance Minerals Ltd.) from September 15, 2011 to March 30, 2015.	March 30, 2015	1,743,084
Raymond Polman (2)(3)(4) British Columbia, Canada Director Principal Occupation: Chief Financial Officer of First Majestic Silver Corp.	Chief Financial Officer of First Majestic Silver Corp. since 2007.	March 30, 2015	333,333
David Shaw (2)(3)(4) British Columbia, Canada Director Principal Occupation: Mining Investment Consultant	President of Duckmanton Partners Ltd. from June 12, 2000 to present; President and Director of Albion Petroleum Ltd. from October 2006 to March 2015; Director of Pan Pacific Aggregates plc from October 2008 to December 2011; Director of Talison Lithium Inc. from September 2010 to March 2013, Director of Great Quest Fertilizer Ltd. from December 2010 to present, Director of Global Strategic Metals NL from November 2013 to July 2014 and Director of Medallion Resources from July 2014 to present. Director of First Mining Finance Corp. from March 2015 to present.	April 4, 2006	613,250

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation during the past five years	Served as director of the Company since	Number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present(1)
Michel Bouchard Québec, Canada Director Principal Occupation: Companies Director	President and Chief Executive Officer of Clifton Star Resources Inc. from 2011 to April 2016. Director of Monarques Gold Corporation since May 2013 and Director of Cartier Resources Inc. since May 2013.	April 7, 2016	274,000

Notes:

(1)	The information as to common shares beneficially owned or controlled has been provided by the nominees themselves.

(2)	A member of the audit committee.

(3)	A member of the compensation committee.

(4)	A member of the corporate governance committee.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended December 31, 2015, the Company had six Named Executive Officers (the “NEOs”) being Chris Osterman, the Chief Executive Officer (the “CEO”), Patrick Donnelly, the President, Andrew Poon, the Chief Financial Officer (the “CFO”) Raul Diaz, the Vice-President, Exploration, David Shaw, the former President and Chief Executive Officer (the “Former CEO”) and Jacqueline Danforth, the former Chief Financial Officer (the “Former CFO”).

“Named Executive Officer” or “NEO” means: (a) each CEO, (b) each CFO, (c) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

In 2005, the Company completed its initial public offering and listing on the TSX Venture Exchange (the “Exchange”) as a Capital Pool Company (a “CPC”) as defined in Policy 2.4 of the Exchange’s Corporate Finance Manual (the “Manual”). The net proceeds of the Company’s initial public offering and the funds received on incorporation were aimed towards the identification and evaluation of business assets with a view to completing a potential Qualifying Transaction, as defined in the Manual. Executives of CPCs are not permitted to be compensated beyond the grant of stock options. On March 30, 2015 the Company acquired all of the issued and outstanding shares of KCP Minerals Inc. (formerly Sundance Minerals Ltd.) (the “Sundance Acquisition”). The Sundance Acquisition constituted the Company’s Qualifying Transaction. Accordingly, prior to March 30, 2015, no compensation other than the issuance of stock options was paid to the Company’s officers or directors. In connection with the completion of the Sundance Acquisition, on March 30, 2015 the Company’s former officers and board of directors resigned, other than David Shaw who remains a director.

The current Board’s compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, a NEO’s compensation is comprised of salary and/or contractor payments, performance-based bonuses and stock option grants.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting and retaining experienced personnel. All salaries and/or consulting fees are to be set on a basis of a review and comparison of compensation paid to executives at similar companies.

Neither the Board nor the compensation committee of the Company (the “Compensation Committee”) has proceeded to a formal evaluation of the implications of the risks associated with the Company’s compensation policies and practices. Risk management is a consideration of the Board when implementing its compensation program, and the Board and the Compensation Committee do not believe that the Company’s compensation program results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Company.

The Company’s NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Share-Based and Option-Based Awards

The Company does not grant share-based awards. The Board is responsible for granting options to the NEOs. Stock option grants are designed to reward the NEOs for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs. When new options are granted, the Board takes into account the previous grants of options, the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

The exercise price of the stock options granted is generally determined by the market price at the time of grant, less any allowable discount.

Compensation Governance

The Compensation Committee consists of three members: Raymond Polman, Keith Neumeyer and David Shaw, all of whom are considered independent. The Compensation Committee, on behalf of the Board, monitors compensation for the executive officers of the Company.

The following is a summary description of the mandate and responsibilities of the Compensation Committee as it relates to NEO compensation:

(a)

to review and approve corporate goals and objectives relevant to NEO compensation, including the evaluation and performance of the CEO in light of those corporate goals and objectives, and to make recommendations to the Board with respect to NEO compensation levels (including the award of any cash bonuses or share ownership opportunities);

(b)

to consider the implementation of short and long-term incentive plans, including equity- based plans, proposed by Management, to make recommendations to the Board with respect to these plans and to annually review such plans after their implementation; and

(c)	to annually review any other benefit plans proposed by Management and to make recommendations to the Board with respect to their implementation.

All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All members are or have held senior executive roles within public companies, and therefore have a good understanding of compensation programs. They also have good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the resource sector provides them with the understanding of the Company’s success factors and risks, which is very important when determining metrics for measuring success.

SUMMARY COMPENSATION TABLE

Set out below is a summary of compensation paid or accrued during the Company’s three most recently completed financial years to the Company’s NEOs and former NEOs.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive plans	Long-term incentive plans
Chris Osterman CEO(2)	2015 2014 2013	$208,590 N/A N/A	N/A N/A N/A	$193,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	$134,077(6) N/A N/A	$535,668 N/A N/A
David Shaw Former President and Former CEO(2)	2015 2014 2013	Nil Nil Nil	N/A N/A N/A	$58,500 Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	$58,500 Nil Nil
Patrick Donnelly President(2)	2015 2014 2013	$158,872 N/A N/A	N/A N/A N/A	$193,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	$351,872 N/A N/A
Andrew W. Poon CFO(3)	2015 2014 2013	Nil N/A N/A	N/A N/A N/A	$129,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	$129,000 N/A N/A
Jacqueline Danforth Former CFO(4)(5)	2015 2014 2013	$9,500 $23,000 (5) 18,000(5)	N/A N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$9,500 $23,000 18,000
Raul Diaz Vice- President, Exploration	2015 2014 2013	$239,047 N/A N/A	N/A N/A N/A	$79,500 N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	$89,881 (7) N/A N/A	$408,428 N/A N/A

Note:

(1)	The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following assumptions:

2015
Risk-free interest rate:	1.43%
Expected dividend yield:	nil
Expected volatility:	88.98%
Expected life of option:	5

The Company has chosen the Black-Scholes methodology to calculate the grant date fair value of option-based awards as it is the methodology used in the Company’s financial statements.
(2)

Mr. Shaw resigned as President and CEO of the Company on March 30, 2015, in connection with the Sundance Acquisition, but continues to serve as a director of the Company. Mr. Osterman replaced Mr. Shaw as the CEO and Mr. Donnelly was appointed President.

(3)

Mr. Poon is an employee of First Majestic Silver Corp. and does not receive a salary for acting as Chief Financial Officer. See the disclosure below under the heading “Services Agreement with First Majestic Silver Corp.”

(4)	Ms. Danforth resigned as CFO of the Company on March 30, 2015, in connection with the Sundance Acquisition.
(5)

This compensation was paid to Filer Support Services Inc., a company controlled by Ms. Danforth, which received a payment of $1,500 per month for all accounting, filing and office support services provided to the Company.

(6)

Mr. Osterman received compensation of US$118,000 related to salary, US$45,118 relating to prior period accrued salary and US$104,849 in share-for-debt settlement of additional accrued salary amounts upon the RTO of Sundance Minerals Inc. These amounts were translated into Canadian Dollars at an average 2015 exchange rate of $1.2788 CAD/USD, per Bank of Canada.

(7)

Mr. Diaz received compensation of US$74,000 related to salary, US$112,935 relating to prior period accrued salary and US$70,287 in share-for-debt settlement of additional accrued salary amounts upon the RTO of Sundance Minerals Inc. These amounts were translated into Canadian Dollars at an average 2015 exchange rate of $1.2788 CAD/USD, per Bank of Canada.

Narrative Discussion

Employment Agreement with Chris Osterman

Pursuant to an employment agreement dated July 1, 2014 entered into between Chris Osterman and KCP Minerals Inc. (formerly Sundance Minerals Ltd. and now a wholly owned subsidiary of the Company) (the “Osterman Agreement”), Mr. Osterman was entitled to receive US$75,000 per year in salary. The Osterman Agreement was amended on April 1, 2015 to increase Mr. Osterman’s salary to US$150,000 per year. The Company may terminate the Osterman Agreement at any time, without cause, upon three months’ notice. If there is a Change of Control (as defined in the Osterman Agreement) and Mr. Osterman is terminated for a reason other than cause, the Company shall pay Mr. Osterman a lump sum equal to one year’s base salary.

Employment Agreement with Patrick Donnelly

Pursuant to an employment agreement dated January 5, 2015 entered into between Patrick Donnelly and KCP Minerals Inc. (formerly Sundance Minerals Ltd. and now a wholly owned subsidiary of the Company) (the “Donnelly Agreement”), Mr. Donnelly received $160,000 per year in salary for the fiscal year ended December 31, 2015. The Donnelly Agreement was amended in January 2016 to increase Mr. Donnelly’s salary to $180,000 per annum. The Company may terminate the Donnelly Agreement at any time, without cause, upon one month’s notice. If there is a Change of Control (as defined in the Donnelly Agreement) and Mr. Donnelly is terminated for a reason other than cause, the Company shall pay Mr. Donnelly a lump sum equal to one year’s base salary.

Employment Agreement with Raul Diaz

Pursuant to an employment agreement dated September 20, 2014 entered into between Raul Diaz and KCP Minerals Inc. (formerly Sundance Minerals Ltd. and now a wholly owned subsidiary of the Company) (the “Diaz Agreement”), Mr. Diaz was entitled to receive US$70,000 per year in salary. The Diaz Agreement was amended on April 1, 2015 to increase Mr. Diaz’s salary to US$140,000 per year. The Company may terminate the Diaz Agreement at any time, without cause, upon three months’ notice.

If there is a Change of Control (as defined in the Diaz Agreement) and Mr. Diaz is terminated for a reason other than cause, the Company shall pay Mr. Diaz a lump sum equal to one year’s base salary.

Services Agreement with First Majestic Silver Corp.

Pursuant to an agreement entered into between First Majestic Silver Corp. (“First Majestic”) and KCP Minerals Inc. (formerly Sundance Minerals Ltd. and now a wholly owned subsidiary of the Company), the Company paid First Majestic a monthly fee of US$7,500 in exchange for the services of Andrew Poon, the Company’s CFO and Connie Lillico, the Company’s Corporate Secretary as well as for office space, office supplies and other administrative assistance. The agreement was amended on January 1, 2016 to the current fee of $9,000 per month plus an additional $4,500 per month for leasehold improvements. Both Mr. Poon and Ms. Lillico are employees of First Majestic and three of the Company’s directors are also directors of First Majestic.

Stock Options

Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation. In fact, stock options that are well out-of the money can still have a significant “grant date fair value” based on a Black-Scholes option pricing model, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the outstanding option-based awards held by NEOs and the former NEOs of the Company at the end of the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Chris Osterman CEO	500,000 100,000 250,000	$0.40 $0.40 $0.40	30-Mar-20 27-Jul-20 30-Dec-20	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Shaw Former President and Former CEO	150,000 150,000	$0.40 $0.40	30-Mar-20 30-Dec-20	Nil Nil	Nil Nil	Nil Nil
Andrew Poon CFO	300,000 75,000 225,000	$0.40 $0.40 $0.40	30-Mar-20 27-Jul-20 30-Dec-20	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jacqueline Danforth Former CFO	N/A	N/A	N/A	N/A	N/A	N/A

Patrick Donnelly President	500,000 100,000 250,000	$0.40 $0.40 $0.40	30-Mar-20 27-Jul-20 30-Dec-20	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Raul Diaz Vice President, Exploration	250,000 100,000	$0.40 $0.40	30-Mar-20 30-Dec-20	Nil Nil	Nil Nil	Nil Nil

Notes:
(1)

This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the 2015 year based on the per share price at December 31, 2015 reported by the TSX Venture Exchange of $0.34.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO and former NEO:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Chris Osterman CEO	Nil	Nil	Nil
Patrick Donnelly President	Nil	Nil	Nil
David Shaw Former President and CEO	Nil	Nil	Nil
Andrew Poon CFO	Nil	Nil	Nil
Jacqueline Danforth Former CFO	N/A	N/A	N/A
Raul Diaz Vice President, Exploration	Nil	Nil	Nil

Note:
(1)

The amounts above disclose the aggregate dollar value that would have been realized if the options under the option- based award had been exercised on the vesting date by determining the difference between the market price of the shares and the exercise price of the options.

Narrative Discussion

The following information is intended as a brief description of the Company’s stock option plan (the “Stock Option Plan”) and is qualified in its entirety by the full text of the Stock Option Plan, which will be available for review at the Meeting.

1.

The maximum aggregate number of shares that may be issued upon the exercise of stock options granted under the Stock Option Plan shall not exceed 10% of the issued and outstanding share capital of the Company, the exercise price of which, as determined by the Board in its sole discretion, shall not be less than the last closing price of the Company’s shares traded through the facilities of the TSX Venture Exchange (the “Exchange”) prior to the announcement of the option grant, or such other price as may be required or permitted by the Exchange, or if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2.

The Board shall not grant options to any one person in any 12 month period which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company.

3.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Stock Option Plan. All options granted under the Stock Option Plan may not have an expiry date exceeding ten years from the date on which the Board grants and announces the granting of the option.

4.

If the option holder ceases to be a director, officer, employee or consultant of the Company (other than by reason of death) then the option granted shall expire on a date stipulated by the Board at the time of grant and, in any event, must terminate within 90 days after the date on which the option holder ceases to be a director, officer, employee or consultant, subject to the terms and conditions set out in the Stock Option Plan.

The Board retains the discretion to impose vesting periods on any options granted. In accordance with the policies of the Exchange, stock options granted to consultants performing investor relations services must vest in stages over a minimum of 12 months with no more than one-quarter of the stock options vesting in any three month period.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Other than set out below, the Company has not entered into any other contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement a change in control of the Company or a change in an NEOs responsibilities.

The following NEOs have termination and change of control benefits provided for in their respective employment agreements. The terms of each of the NEO’s employment agreements is contained in this Information Circular under the heading “Summary Compensation Table – Narrative Discussion”.

The following table sets out the maximum amount the Company could be obligated to pay in the event that a NEO was terminated without cause as of December 31, 2015. The Company would also be obligated to pay the NEO’s actual accrued base salary and expenses up to the date of termination and continue the NEO’s option entitlements for the period set out in their respective employment agreements.

Name	Base Salary During Period $	Bonus During Period $	Vacation Pay During Period $	Total Gross Payment $
Chris Osterman, CEO(1)	$191,816	Nil	$4,567	$196,383

Patrick Donnelly, President	$180,000	Nil	$7,143	$187,143
Raul Diaz, VP Exploration(1)	$178,028	Nil	$11,367	$190,395

(1)	These amounts were translated into Canadian Dollars at an average 2015 exchange rate of $1.2788 CAD/USD, per Bank of Canada.

DIRECTOR COMPENSATION

Except as noted below, no other compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

The following table sets forth the details of compensation provided to the directors, other than the NEOs, during the Company’s most recently completed financial year. The value disclosed under option-based awards for directors represents the deemed dollar value of the options granted.

Director Compensation Table

Name and principal position	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Keith Neumeyer Director	Nil	N/A	$157,500	N/A	N/A	N/A	N/A	$157,500
Raymond Polman Director	Nil	N/A	$58,500	N/A	N/A	N/A	N/A	$58,500
Ramon Davila Director	Nil	N/A	$52,500	N/A	N/A	N/A	N/A	$52,500
Benjamin Hill Former Director(2)	Nil	N/A	Nil	N/A	N/A	N/A	N/A	Nil
Jeddiah Richardson Former Director(2)	Nil	N/A	Nil	N/A	N/A	N/A	N/A	Nil
Pablo Mir Former Director(2)	Nil	N/A	Nil	N/A	N/A	N/A	N/A	Nil

Note:

(1)	The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following assumptions:

2015

Risk-free interest rate:	1.43%
Expected dividend yield:	nil
Expected volatility:	88.98%
Expected life of option:	5

The Company has chosen the Black-Scholes methodology to calculate the grant date fair value of option-based awards as it is the methodology used in the Company’s financial statements.

(2)	Messrs. Hill, Richardson and Mir resigned from the Board on March 30, 2015 in connection with the completion of the Sundance Acquisition.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The Company does not have any share-based awards held by a director. The following table sets forth details of all awards granted to directors of the Company that are not also an NEO or former NEO which are outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Keith Neumeyer	350,000 75,000 350,000	$0.40 $0.40 $0.40	30-Mar-20 27-Jul-20 30-Dec-20	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Raymond Polman	150,000 150,000	$0.40 $0.40	30-Mar-20 30-Dec-20	Nil Nil	Nil Nil	Nil Nil
Ramon Davila	150,000 100,000	$0.40 $0.40	30-Mar-20 30-Dec-20	Nil Nil	Nil Nil	Nil Nil
Benjamin Hill(2)	Nil	Nil	Nil	Nil	Nil	Nil
Jeddiah Richardson(2)	Nil	Nil	Nil	Nil	Nil	Nil
Pablo Mir(2)	Nil	Nil	Nil	Nil	Nil	Nil

Note:
(1)

This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the 2015 year based on the per share price at December 31, 2015 reported by the TSX Venture Exchange of $0.34.

(2)	Messrs. Hill, Richardson and Mir resigned from the Board on March 30, 2015 in connection with the completion of the Sundance Acquisition.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each director that was not also a former NEO:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Keith Neumeyer	Nil	Nil	Nil
Raymond Polman	Nil	Nil	Nil
Ramon Davila	Nil	Nil	Nil
Benjamin Hill(2)	Nil	Nil	Nil
Jeddiah Richardson(2)	Nil	Nil	Nil
Pablo Mir(2)	Nil	Nil	Nil

Note:
(1)

The amounts above disclose the aggregate dollar value that would have been realized if the options under the option- based award had been exercised on the vesting date by determining the difference between the market price of the shares and the exercise price of the options.

(2)	Messrs. Hill, Richardson and Mir resigned from the Board on March 30, 2015 in connection with the completion of the Sundance Acquisition.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by the securityholders	13,616,504 common shares	$0.40	15,715,486 common shares
Equity compensation plans not approved by the securityholders	Nil	Nil	Nil
Total	13,616,504 common shares	$0.40	15,715,486 common shares

Note:
(1)

The aggregate number of Common Shares that may be reserved for issuance under the Plan shall not exceed 10% of the Company’s issued and outstanding shares. As at December 31, 2015, the Company had 293,289,909 common shares issued and outstanding.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the most recently completed financial year of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of Management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and the confirmation of the Stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary at any time during the Company’s last completed financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

The auditors for the Company are BDO Canada LLP, Chartered Professional Accountants, of 600 Cathedral Place, 925 West Georgia Street, Vancouver, BC V6C 3L2. At the meeting, shareholders will be asked to approve (a) the re-appointment of BDO Canada LLP as auditors for the Company to hold office as such until the next Annual General Meeting of the Company and (b) a resolution authorizing the Board of Directors to fix the remuneration to be paid to the auditors for the upcoming year. BDO Canada LLP was first appointed as auditors for the Company on June 22, 2015.

MANAGEMENT CONTRACTS

Other than as disclosed elsewhere in this Circular, no management functions of the Company are to any substantial degree performed by a person or company other than the directors or NEOs of the Company.

AUDIT COMMITTEE

The Company is required to have an audit committee (the “Audit Committee”) comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company.

Audit Committee Charter

The text of the Audit Committee’s charter is attached as Schedule “A” to this Circular.

Composition of Audit Committee and Independence

The Company’s current Audit Committee consists of Raymond Polman, Keith Neumeyer and David Shaw.

National Instrument 52-110 - Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s Board, reasonably interfere with the exercise of the member’s independent judgment. All of the members of the Company’s current Audit Committee are “independent” within the meaning of NI 52-110.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of the Audit Committee are “financially literate” as that term is defined. The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

Raymond Polman

Mr. Polman has over 30 years of public accounting and corporate finance experience in the Canadian and US financial markets and has been Chief Financial Officer of First Majestic Silver Corp. since February 2007. Prior to First Majestic, Mr. Polman had been a Chief Financial Officer for six years with a number of publicly traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental, a large privately owned company serving the global mining community. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Accountants of British Columbia. Mr. Polman also brings eight years of prior public accounting experience with Deloitte, LLP.

Keith Neumeyer

Mr. Neumeyer has worked in the investment community for over 30 years. He began his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publically traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships responsible in areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. Mr. Neumeyer founded and is currently the Chief Executive Officer of First Majestic Silver Corp. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

David Shaw

Since completing his doctorate over 35 years ago, Mr. Shaw has worked both in the technical and financial communities within the resource industry. Seven years were spent with Chevron Resources in Calgary and Vancouver, employed initially as an in-house structural consultant on both metal and hydrocarbon exploration programs and then as a member of a hydrocarbon project financial evaluation team. Upon leaving Chevron, he initiated and developed the Resource Research Group at Charlton Securities Ltd., Calgary before assuming the position of Senior Mining Analyst, Corporate Finance, at Yorkton Securities Inc. in Vancouver. Throughout Mr. Shaw's career, he has built strong relationships with European financial institutions and the global mining community.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company to BDO Canada LLP, Chartered Professional Accountants, and Crowe MacKay LLP, Chartered Professional Accountants, for services rendered in the fiscal years ended December 31, 2015 and December 31, 2014:

	2015	2014
	($)	($)
Audit fees(1)	104,000	12,000
Audit related fees(2)	58,000	Nil
Tax fees(3)	8,000	1,000
All other fees(4)	7,000	Nil
Total	177,000	13,000

Notes:
(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.
(2)

“Audit related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above. In the year ended December 31, 2015, all other fees consisted of professional services related to the Sundance Acquisition.

Exemption in Section 6.1

The Company is a “venture issuer” as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201 – Corporate Governance Guidelines. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Board and Management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company’s approach to corporate governance is set out below.

Board of Directors

Management is nominating five individuals to the Board, all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The “material relationship” is defined as a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement. All of the current members of the Board are considered “independent” within the meaning of NI 52-110, except for Chris Osterman, who is the CEO of the Company and Raul Diaz, who is the Vice-President Exploration of the Company. The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to Management, evaluate Management, set policies appropriate for the business of the Company and approve corporate strategies and goals. The day-to-day management of the business and affairs of the Company is delegated by the Board to the CEO. The Board will give direction and guidance through the CEO to Management and will keep Management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee, Compensation Committee, the corporate governance committee (the “Corporate Governance Committee”) and the chairperson of each committee. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities of each committee, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO and President of the Company and establishes the duties and responsibilities of those positions and on the recommendation of the CEO, appoints the senior officers of the Company and approves the senior management structure of the Company.

The Board exercises its independent supervision over Management by its policies that (a) periodic meetings of the Board be held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board. The Board shall meet not less than four times during each year and will endeavour to hold at least one meeting in each fiscal quarter. In addition, the independent members of the Board meet regularly each year, at which meetings the non-independent directors and members of Management are not in attendance. The Board will also meet at any other time at the call of the CEO, or subject to the Articles of the Company, of any director. The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.

Directorships

The following directors of the Company are also directors of other reporting issuers as stated:

  Keith Neumeyer is a director of First Majestic Silver Corp.;

  David Shaw is a director of First Majestic Silver Corp., Great Quest Fertilizer Ltd. and Medallion Resources Ltd.

  Michel Bouchard is also a director of Monarques Gold Corporation and Cartier Resources Inc.

Orientation and Continuing Education

The Board’s practice is to recruit for the Board only persons with extensive experience in the mining and mining exploration business and in public company matters. Prospective new board members are provided a reasonably detailed level of background information, verbal and documentary, on the Company’s affairs and plans prior to obtaining their consent to act as a director.

The Board provides training courses to the directors as needed, to ensure that the Board is complying with current legislative and business requirements.

Ethical Business Conduct

The Board encourages and promotes a culture of ethical business conduct through communication and supervision as part of their overall stewardship responsibility. In addition, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) to be followed by the Company’s directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company’s agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflict of interest, protect confidential information and comply with the applicable government laws and securities rules and regulations.

Nomination of Directors

The Compensation Committee has primary responsibility for the nomination of new directors. New candidates are identified to the Board for nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective directors are not approached until consensus among the Board is reached. This process takes place among the Chairman and a majority of the non-executive directors.

Compensation Committee

The Compensation Committee is a committee comprised of at least three directors whose primary purpose is to enable the Company to recruit, retain and motivate employees and ensure conformity between compensation and other corporate objectives and review and recommend for Board consideration, all compensation packages, both present and future, for the Company’s Management and directors (including annual retainer, meeting fees, bonuses and option grants) including any severance packages. A majority of the members shall not be officers or employees of the Company and shall be unrelated, independent directors.

Members of the Compensation Committee shall be appointed or reappointed at the meeting of the Board following the Company’s annual general meeting and from among the appointees to the Compensation Committee, the Board shall appoint a chairperson (the “Compensation Committee Chairperson”). The duties of the Compensation Committee Chairperson include overseeing the proper functioning of the Compensation Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Compensation Committee will meet as often as may be necessary or appropriate in its judgment.

In exercising its mandate, the Compensation Committee sets the standards for the compensation of directors, employees and officers based on industry data and with the goal to attract, retain and motivate key persons to ensure the long term success of the Company. Compensation generally includes the three following components: base salary, annual bonus based on performance and grant of stock options. The Compensation Committee takes into account the North American context of its activities and increased competition in the market for its key personnel while also taking into account the performance and objectives set forth for the Company.

The Compensation Committee is accountable to the Board and reports to the Board at its next regular meeting all deliberations and actions it has taken since any previous report. Minutes of Compensation Committee meetings will be available for review by any member of the Board on request to the Compensation Committee Chairperson.

The current members of the Compensation Committee are Raymond Polman, Keith Neumeyer and David Shaw, all of whom are independent.

Corporate Governance Committee

The purpose of the Corporate Governance Committee is to monitor and to generally be responsible for developing the Company’s governance and human resources policies and guidelines and overseeing their implementation and administration.

The Corporate Governance Committee is responsible for ensuring a compensation policy and practice that is supportive of the Company’s business strategies and that appropriately links senior management performance and compensation. In addition, the Corporate Governance Committee shall ensure the recruitment, ongoing long-term development and deployment of high calibre senior management. Annually, following the annual general meeting of the Company, the Board elects from its members not less than three directors to serve on the Corporate Governance Committee. Each member holds office until the close of the next annual general meeting of the Company or until the member resigns or is replaced, whichever first occurs. The Board appoints one of the directors on the Corporate Governance Committee as the chairperson, whose duties include overseeing the proper functioning of the Corporate Governance Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Corporate Governance Committee will meet as often as necessary or appropriate in its judgement. The members of the Corporate Governance Committee are Raymond Polman, Keith Neumeyer and David Shaw.

Assessments

The Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing to mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

The Board monitors the adequacy of information given to directors, communication between Board and Management and the strategic direction and processes of the Board and its committees.

The Board believes its corporate governance practices are appropriate and effective for the Company, given its size and operations. The Company’s corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor Management and corporate functions without excessive administration burden.

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirming Stock Option Plan

Shareholders are being asked to confirm approval of the Stock Option Plan which was initially adopted by the directors of the Company on June 21, 2013. There have been no changes to the Stock Option Plan since it was adopted by the directors. The Stock Option Plan is subject to acceptance by the Exchange on an annual basis.

Please see the section of this Circular entitled “Incentive Plan Awards” for a brief description of the Stock Option Plan, which is qualified in its entirety by the full text of the Stock Option Plan, which will be available for review at the Meeting.

In accordance with the Manual, a Stock Option Plan with a rolling 10% maximum must be confirmed by shareholders at each annual general meeting.

Accordingly, at the Meeting, the shareholders will be asked to pass the following resolution:

“IT IS RESOLVED THAT the Stock Option Plan is hereby approved and confirmed.”

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Financial information about the Company is provided in the Company’s comparative annual financial statements to December 31, 2015, a copy of which, together with Management’s Discussion and Analysis thereon, can be found on the Company’s SEDAR profile at www.sedar.com. Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company, at (604) 639-8854.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 29th day of April, 2016.

ON BEHALF OF THE BOARD

(signed) “Chris Osterman”

Chris Osterman Chief
Executive Officer

FIRST MINING FINANCE CORP.
Schedule “A”
Audit Committee Charter

1.	INTRODUCTION

(a)

The audit committee (the “Committee”) is appointed by the board of directors (the “Board”) of First Mining Finance Corp. (the “Company”) to be responsible for the oversight of the accounting and financial reporting process and financial statement audits of the Company.

(b)	This charter is prepared to assist the Committee, the Board and management in clarifying responsibilities and ensuring effective communication between the Committee, the Board and management.

2.	COMPOSITION

(a)	The Committee will be composed of three directors from the Board, a majority of whom will be independent (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices).

(b)

All members of the Committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the Committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

3.	RESPONSIBILITIES

The Committee has the responsibility to:

(i)	review and report to the board of directors of the Company on the following before they are publicly disclosed:

	(A)	the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) of the Company;

	(B)	the auditor’s report, if any, prepared in relation to those financial statements,

(ii)	review the Company’s annual and interim earnings press releases before the Company publicly discloses this information;

(iii)

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures;

(iv)	recommend to the board of directors:

	(A)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

	(B)	the compensation of the external auditor,

(v)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(vi)

monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established;

(vii)	monitor the management of the principal risks that could impact the financial reporting of the Company;

(viii)	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(ix)	pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor;

(x)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(xi)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings; and

(xii)	review, and report to the Board on its concurrence with the disclosure required by Form 52-110F2 - Disclosure by Venture Issuers in any management information circular prepared by the Company.

4.	AUTHORITY

(a)	The Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors.

(b)

The Committee has the authority to communicate directly with and to meet with the external auditor, without management involvement. This extends to requiring the external auditor to report directly to the Committee.

5.	REPORTING

(a)	The Committee will report to the Board on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Board meeting.

6.	EFFECTIVE DATE

(a)	This Charter was implemented by the Board on May 19, 2015.